EXHIBIT 12
CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

	Years Ended December 31,					Nine Months Ended September 30,
	2007	2008	2009	2010	2011	2012
	($ in millions)
EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting change	$2,347	$991	$(9,288)	$2,884	$2,880	$(1,537)
Interest expense(a)	375	225	237	122	94	112
(Gain)/loss on investment in equity investees in excess of distributed earnings	21	40	39	(232)	(154)	90
Amortization of capitalized interest	40	74	150	212	297	293
Loan cost amortization	16	19	26	25	28	34
Earnings	$2,799	$1,349	$(8,836)	$3,011	$3,145	$(1,008)
FIXED CHARGES:
Interest Expense	$375	$225	$237	$122	$94	$112
Capitalized interest	311	586	627	711	727	766
Loan cost amortization	16	19	26	25	28	34
Fixed Charges	$702	$830	$890	$858	$849	$912
PREFERRED STOCK DIVIDENDS:
Preferred dividend requirements	$94	$33	$23	$111	$172	$128
Ratio of income (loss) before provision for taxes to net income (loss)(b)	1.62	1.64	1.59	1.63	1.65	1.44
Preferred Dividends	$152	$54	$37	$181	$284	$184
COMBINED FIXED CHARGES AND REFERRED DIVIDENDS	$854	$884	$927	$1,039	$1,131	$1,096
RATIO OF EARNINGS TO FIXED CHARGES	4.0	1.6	(9.9)	3.5	3.7	(1.1)
INSUFFICIENT COVERAGE	$—	$—	$9,726	$—	$—	$1,920
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	3.3	1.5	(9.5)	2.9	2.8	(0.9)
INSUFFICIENT COVERAGE	$—	$—	$9,763	$—	$—	$2,104

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.

(b)	Amounts of income (loss) before provision for taxes and of net income (loss) exclude the cumulative effect of accounting change.